Exhibit 99.1

NICE Reports Results for the First Quarter 2014

Ra’anana, Israel, May 8, 2014 - NICE Systems (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2014.

First Quarter 2014 non-GAAP Financial Highlights:
•     Revenues of $229 million
•     Fully diluted earnings per share of $0.57
•     Cash from operations $58 million

“I’m excited to have stepped into the role of the CEO as of early April.” said Barak Eilam, CEO of NICE, “I believe what sets NICE apart is the combination of our great assets, including established relationships with thousands of customers, industry-leading products and technologies, world class go-to-market organization, domain expertise, and our strong financial position that enables us to invest in the Company’s future growth, both organically and inorganically. In the coming months, I will focus my efforts on further defining NICE’s long-term growth strategy and thoroughly reviewing our operational model. I look forward to capitalizing on the opportunities ahead.”

Dividend Declaration

The company declared a cash dividend for the first quarter of 2014 of $0.16 per share. The record date will be May 27th, 2014 and the payment date will be June 10th, 2014. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2014 non-GAAP total revenues were $229.0 million, up 1.9% from $224.7 million for the first quarter of 2013.

Gross Profit: First quarter 2014 non-GAAP gross profit and non-GAAP gross margin were $149.8 million and 65.4%, respectively, compared to $150.4 million and 66.9%, respectively, for the first quarter of 2013.

Operating Income: First quarter 2014 non-GAAP operating income and non-GAAP operating margin were $41.6 million and 18.2%, respectively, compared to $43.5 million and 19.4%, respectively, for the first quarter of 2013.

Net Income: First quarter 2014 non-GAAP net income and non-GAAP net margin were $34.8 million and 15.2%, respectively, compared to $37.6 million and 16.7%, respectively, for the first quarter of 2013.

Fully Diluted Earnings Per Share: First quarter 2014 non-GAAP fully diluted earnings per share reached $0.57, compared to $0.61 for the first quarter of 2013.

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2014 total revenues increased 1.9% to $228.6 million compared to $224.3 million for the first quarter of 2013.

Gross Profit: First quarter 2014 gross profit and gross margin were to $138.9 million and 60.8%, respectively, compared to $138.5 million and 61.7%, respectively, for the first quarter of 2013.

Operating Income: First quarter 2014 operating income and operating margin were $16.8 million and 7.3%, respectively, compared to $18.6 million and 8.3%, respectively, for the first quarter of 2013.

Net Income: First quarter 2014 net income and net margin were $15.7 million and 6.9%, respectively, compared to $17.8 million and 7.9%, respectively, for the first quarter of 2013.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2014 was $0.26 compared to $0.29 for the first quarter of 2013.

Operating Cash Flow and Cash Balance: First quarter 2014 operating cash flow was $58.4 million. In the first quarter, $26.5 million was used for share repurchases and $9.7 million for dividends. As of March 31, 2014, total cash and cash equivalents, and short and long term investments were $469.3 million, with no debt.

Second Quarter and Full Year 2014 Guidance:

Second Quarter 2014: Second quarter 2014 non-GAAP total revenues are expected to be in a range of $230 million to $240 million. Second quarter 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $0.55 to $0.62.

Full Year 2014: Full year 2014 non-GAAP total revenues are expected to be in a range of $995 million to $1,025 million. Full year 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $2.68 to $2.80.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 8th, 2014 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 363 676 81.  Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 2 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 59819411.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation,  certain business combination accounting entries, and tax adjustments re Non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2014	2013
	Unaudited	Unaudited

Revenue:
Product	$78,970	$90,803
Services	149,604	133,524
Total revenue	228,574	224,327

Cost of revenue:
Product	28,116	29,322
Services	61,550	56,519
Total cost of revenue	89,666	85,841

Gross profit	138,908	138,486

Operating Expenses:
Research and development, net	36,529	31,623
Selling and marketing	59,937	58,631
General and administrative	18,903	21,500
Amortization of acquired intangible assets	6,439	8,154
Restructuring expenses	316	-
Total operating expenses	122,124	119,908

Operating income	16,784	18,578

Finance and other income, net	828	1,191

Income before taxes on income	17,612	19,769
Taxes on income	1,896	1,968

Net income	$15,716	$17,801

Basic earnings per share	$0.26	$0.29

Diluted earnings per share	$0.26	$0.29

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	59,896	60,360
Diluted earnings per share	61,360	61,800

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2014	2013
GAAP revenues	$228,574	$224,327
Valuation adjustment on acquired deferred product revenue	-	77
Valuation adjustment on acquired deferred service revenue	386	323
Non-GAAP revenues	$228,960	$224,727

GAAP cost of revenue	$89,666	$85,841
Amortization of acquired intangible assets on cost of product	(8,864)	(9,419)
Amortization of acquired intangible assets on cost of services	(327)	(993)
Valuation adjustment on acquired deferred cost of services	-	9
Cost of product revenue adjustment (1,2)	(193)	(138)
Cost of services revenue adjustment (1,2,3)	(1,131)	(968)
Non-GAAP cost of revenue	$79,151	$74,332

GAAP gross profit	$138,908	$138,486
Gross profit adjustments	10,901	11,909
Non-GAAP gross profit	$149,809	$150,395

GAAP operating expenses	$122,124	$119,908
Research and development (1,2,3)	(674)	(358)
Sales and marketing (1,2,3)	(3,751)	(2,265)
General and administrative (1,2,3)	(2,721)	(2,245)
Amortization of acquired intangible assets	(6,439)	(8,154)
Restructuring expenses	(316)	-
Non-GAAP operating expenses	$108,223	$106,886

GAAP taxes on income	$1,896	$1,968
Tax adjustments re non-GAAP adjustments	5,739	5,182
Non-GAAP taxes on income	$7,635	$7,150

GAAP net income	$15,716	$17,801
Valuation adjustment on acquired deferred revenue	386	400
Valuation adjustment on acquired deferred cost of services	-	(9)
Amortization of acquired intangible assets	15,630	18,566
Share-based compensation (1)	7,690	5,835
Re-organization expenses (2)	780	127
Acquisition related compensation expense (3)	-	12
Restructuring expenses	316	-
Tax adjustments re non-GAAP adjustments	(5,739)	(5,182)
Non-GAAP net income	$34,779	$37,550

GAAP diluted earnings per share	$0.26	$0.29

Non-GAAP diluted earnings per share	$0.57	$0.61

Shares used in computing GAAP diluted earnings per share	61,360	61,800

Shares used in computing Non-GAAP diluted earnings per share	61,360	61,800

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended
	March 31,
	2014	2013
Cost of product revenue	$(193)	$(138)
Cost of service revenue	(1,075)	(968)
Research and development	(674)	(344)
Sales and marketing	(3,178)	(2,214)
General and administrative	(2,570)	(2,171)
	$(7,690)	$(5,835)

(2)	Re-organization expenses

	Quarter ended
	March 31,
	2014	2013
Cost of service revenue	$(56)	$-
Sales and marketing	(573)	(53)
General and administrative	(151)	(74)
	$(780)	$(127)

(3)	Acquisition related compensation expense

	Quarter ended
	March 31,
	2014	2013
Research and development	$-	$(14)
Sales and marketing	-	2
	$-	$(12)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2014	2013
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$146,737	$119,545
Short-term investments	89,997	82,826
Trade receivables	166,287	189,323
Other receivables and prepaid expenses	46,215	39,849
Inventories	14,195	13,448
Deferred tax assets	15,754	15,625

Total current assets	479,185	460,616

LONG-TERM ASSETS:
Long-term investments	232,558	240,782
Other long-term assets	34,684	33,253
Property and equipment, net	43,938	44,343
Other intangible assets, net	154,808	170,125
Goodwill	708,974	707,939

Total long-term assets	1,174,962	1,196,442

TOTAL ASSETS	$1,654,147	$1,657,058

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,688	$25,962
Deferred revenues and advances from customers	179,193	144,536
Accrued expenses and other liabilities	185,286	213,693

Total current liabilities	388,167	384,191

LONG-TERM LIABILITIES:
Deferred tax liabilities	33,779	37,841
Other long-term liabilities	29,879	30,230

Total long-term liabilities	63,658	68,071

SHAREHOLDERS' EQUITY	1,202,322	1,204,796

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,654,147	$1,657,058

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2014	2013
	Unaudited	Unaudited

Operating Activities

Net income	$15,716	$17,801
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	20,685	23,105
Stock based compensation	7,688	5,835
Excess tax shortfall (benefit) from share-based payment arrangements	(125)	35
Amortization of premium and discount and accrued interest on marketable securities*	498	397
Deferred taxes, net	(5,738)	(5,352)
Changes in operating assets and liabilities:
Trade Receivables	23,205	1,898
Other receivables and prepaid expenses	(3,608)	(3,466)
Inventories	(728)	498
Trade payables	(2,236)	(495)
Accrued expenses and other current liabilities	(30,866)	(14,105)
Deferred revenue	34,277	32,335
Other*	(368)	(273)

Net cash provided by operating activities	58,400	58,213

Investing Activities

Purchase of property and equipment	(4,337)	(4,137)
Proceeds from sale of property and equipment	16	4
Purchase of Investments	(13,274)	(78,724)
Proceeds from Investments	14,591	45,513
Capitalization of software development costs	(242)	(306)
Payments for other investments	(887)	-

Net cash used in investing activities	(4,133)	(37,650)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	8,748	8,639
Purchase of treasury shares	(26,480)	(7,656)
Dividends paid	(9,706)	-
Excess tax benefit (shortfall) from share-based payment arrangements	125	(35)

Net cash provided by (used in) financing activities	(27,313)	948

Effect of exchange rates on cash and cash equivalents	238	56

Net change in cash and cash equivalents	27,192	21,567
Cash and cash equivalents, beginning of period	119,545	98,596

Cash and cash equivalents, end of period	$146,737	$120,163

*Certain comparative figures have been reclassified to conform to the current year presentation.